UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________________
FORM 11-K
_________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-08940

 _________________________

Deferred Profit-Sharing Plan for Hourly Employees
(Full title of the plan)
ALTRIA GROUP, INC.
6601 West Broad Street
Richmond, Virginia 23230
(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office.)

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

Page (s)
Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2015 and 2014	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	5
Notes to Financial Statements	6 - 17

Supplemental Schedule*
Schedule H – Line 4i – Schedule of Assets (Held at End of Year)	18

Signature	19

Exhibit
23. Consent of Independent Registered Public Accounting Firm
* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrator of the Deferred Profit-Sharing Plan for Hourly Employees:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Deferred Profit-Sharing Plan for Hourly Employees (the “Plan”) at December 31, 2015 and 2014 and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP
Richmond, Virginia
June 9, 2016

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands of dollars)

At December 31,	2015	2014
Investments at fair value:
Investment in Master Trust A	$444,233	$485,672
Investment in Master Trust B	791,856	732,808
Total investments	1,236,089	1,218,480

Receivables:
Employer’s contribution	21,265	20,774
Participants’ contributions	178	178
Notes receivable from participants	19,888	21,625
Total receivables	41,331	42,577

Net assets reflecting investments at fair value	1,277,420	1,261,057

Adjustment from fair value to contract value for Investment in Master Trust A relating to fully benefit-responsive investment contracts	(3,941)	(8,166)

Net assets available for benefits	$1,273,479	$1,252,891

The accompanying notes are an integral part of these financial statements.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands of dollars)

For the year ended December 31,	2015
Additions to net assets attributed to:
Investment income:
Investment income from Master Trust A	$5,636
Investment income from Master Trust B	144,923
Total investment income	150,559

Interest income on notes receivable from participants	841

Contributions to the Plan:
By employer	23,296
By participants	14,051
Total contributions	37,347

Total additions	188,747

Deductions from net assets attributed to:
Withdrawals and distributions	(167,396)

Total deductions	(167,396)

Net increase prior to transfers	21,351

Transfer to the Salaried Plan	(894)
Transfer from the Salaried Plan	131

Net increase	20,588

Net assets available for benefits:
Beginning of year	1,252,891
End of year	$1,273,479

The accompanying notes are an integral part of these financial statements.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following description of the Deferred Profit-Sharing Plan for Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan maintained for the benefit of eligible union-represented hourly-paid employees, as discussed below in Plan Participation, of Philip Morris USA Inc. (“PM USA”), U.S. Smokeless Tobacco Company LLC (“USSTC”) (before May 1, 2014, USSTC was named U.S. Smokeless Tobacco Manufacturing LLC) and Ste. Michelle Wine Estates Ltd. (“SMWE”) (individually, a “Participating Company”; collectively, the “Participating Companies”), all of which are subsidiaries of Altria Group, Inc. The Plan is designed to provide eligible employees with an opportunity to share in the profits of Altria Group, Inc. and their Participating Company, to invest certain of their funds in a tax-advantaged manner and, for Match-Eligible Participants, USSTC Match-Eligible Participants and SMWE Match-Eligible Participants (as such terms are defined below), to receive company match contributions if they make contributions to the Plan on a before-tax and/or after-tax basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Plan Administration
The administration of the Plan has generally been delegated to the Administrator, as defined in the Plan. The Altria Group Benefits Investment Committee (the “Investment Committee”) is the named fiduciary responsible for the operation and management of the investment options in the Plan, other than the investment options (the “Altria Stock Investment Option”, the “Mondelēz Stock Investment Option”, the “PMI Stock Investment Option” and the “Kraft Heinz Stock Investment Option”, formerly the “KFG Stock Investment Option”; collectively, the “Common Stock Investment Options”) invested exclusively in the common stock of Altria Group, Inc. (“Altria Stock”), the Class A common stock of Mondelēz International, Inc. (“Mondelēz Stock”), the common stock of Philip Morris International Inc. (“PMI Stock”) and the common stock of The Kraft Heinz Company (“Kraft Heinz Stock”), respectively (collectively, the “Common Stocks”). See discussion of the merger of Kraft Foods Group, Inc. and H.J. Heinz Holding Corporation (“Heinz”) in Investment Options below. Fiduciary Counselors Inc. (“Fiduciary Counselors”) is the named fiduciary with respect to the management of the investment of the Common Stock Investment Options. The Administrator, the Investment Committee and Fiduciary Counselors are hereinafter collectively referred to as the “Fiduciaries”.
Plan Participation
Eligibility for benefits under the Plan depends on a union-represented hourly-paid employee’s hire date and Participating Company affiliation, as follows:

•	“Non-Match-Eligible Participants” (eligible to make employee contributions and to receive a company contribution):

o	Employees of PM USA, other than Match-Eligible Participants, USSTC Match-Eligible Participants and SMWE Match-Eligible Participants, as defined below;

•	“Match-Eligible Participants” (eligible to make employee contributions and to receive a company contribution and company match contributions):

o	Employees of PM USA hired or rehired on or after specified dates based on their union affiliation, as defined in the Plan document;

•	“USSTC Match-Eligible Participants” (eligible to make employee contributions and to receive company match contributions):

o	Employees of USSTC; and

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NOTES TO FINANCIAL STATEMENTS

•	“SMWE Match-Eligible Participants” (eligible to make employee contributions and to receive company match contributions):

o	Non-agricultural employees of SMWE.
Employee Contributions
Each eligible employee may make before-tax and after-tax contributions to the Plan as soon as administratively feasible after his or her date of hire.
No contribution is required from any participant under the Plan. However, employees hired or rehired after a date specific to their employee group are automatically enrolled in the Plan to make before-tax contributions of three percent (3%) of their eligible compensation beginning with the first payroll period after the completion of 90 days of service. Employees who are automatically enrolled can elect not to make contributions or to contribute a different percentage of their eligible compensation.
The Internal Revenue Code of 1986, as amended (the “Code”), imposes a dollar limitation on the amount of before-tax contributions for a calendar year. A participant’s before-tax contribution was limited to $18,000 and $17,500 in 2015 and 2014, respectively, with a Plan limitation effective July 1, 2014 of thirty-five percent (35%) of eligible compensation on the total amount of before-tax and after-tax contributions. Prior to July 1, 2014, the Plan limitation was fifteen percent (15%) of eligible compensation.
Participants who are age 50 or older by the end of a Plan year are eligible to make before-tax catch-up contributions up to the limit prescribed in the Code. For 2015 and 2014, the catch-up contribution was limited to $6,000 and $5,500, respectively.
The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code.
Employer Contributions
Contributions by Participating Companies may consist of a company contribution and/or company match contributions as discussed below.
Company contribution – The company contribution on behalf of participants, other than USSTC Match-Eligible Participants and SMWE Match-Eligible Participants, who have completed twenty-four months of service (twelve months in the case of a Match-Eligible Participant), is fifteen percent (15%) of eligible compensation.
The company contribution to the Plan cannot exceed three percent (3%) of Altria Group, Inc.’s Consolidated Earnings, as defined in the Plan document, allocated between the Plan and the Deferred Profit-Sharing Plan for Salaried Employees (the “Salaried Plan”) proportionately based on the aggregate compensation of eligible participants in each plan.
Notwithstanding the foregoing limitations, Match-Eligible Participants receive a company contribution of no less than ten percent (10%) of their eligible compensation.
Company match contributions – Match-Eligible Participants who make before-tax and/or after-tax contributions for a payroll period after completing 90 days of service will receive company match contributions, dollar for dollar, up to the first three percent (3%) of eligible compensation that is contributed for a payroll period.
USSTC Match-Eligible Participants and SMWE Match-Eligible Participants who make before-tax and/or after-tax contributions for a payroll period after completing one year of service will receive company match contributions. For USSTC Match-Eligible Participants and SMWE Match-Eligible Participants, the company match contributions are dollar for each dollar and $.50 for each dollar, respectively, up to the first six percent (6%) of eligible compensation that is contributed for a payroll period.
Changes to Employer Contributions for Calendar Years Beginning in 2016
In December 2013, the unions representing hourly-paid employees of PM USA ratified contractual agreements that modify the calculation of the company contribution and company match contributions. The changes, which go into effect for calendar years beginning in 2016, are described below. Other than these changes, which are only applicable to Non-Match-Eligible Participants and Match-Eligible Participants, the employer contributions remain as described above.

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NOTES TO FINANCIAL STATEMENTS

Company contribution – In general, the formula to compute the company contribution for Non-Match-Eligible Participants who have completed twenty-four months of service and Match-Eligible Participants who have completed twelve months of service will be as follows:

	Target adjusted diluted EPS growth rate *
If Altria Group, Inc.’s actual adjusted diluted EPS growth rate is:	Under the target range	Within the target range	Above the target range
Then the company contribution (expressed as a percentage of each eligible participant’s compensation) is:	8%	10%	12%
* Target adjusted diluted earnings per share (“EPS”) growth rate, as defined in the Plan, is announced by Altria Group, Inc., generally in late January of each year.
Supplemental company contribution – A supplemental company contribution will be made on behalf of Match-Eligible Participants equal to five percent (5%) of each such eligible participant’s compensation.
Company match contributions – Non-Match-Eligible Participants who make before-tax and/or after-tax contributions for a payroll period will become eligible to receive company match contributions, dollar for dollar, up to the first five percent (5%) of eligible compensation that is contributed for a payroll period.
Participant Accounts
Each participant’s Plan accounts are credited with any employee and employer contributions and the allocated share of the investment activities for each investment option in which he or she participates. Allocations are based on participant Plan account balances, as defined in the Plan document.
Vesting
Each participant is at all times fully vested in the balance held in each of his or her Plan accounts.
Investment Options
Participants can direct all contributions among ten investment options and may change their investment elections at any time, subject to excessive trading policy restrictions and short-term redemption fees that may be applicable to certain of the investment options. If a participant has not provided an investment election, any contributions are invested in the Balanced Fund Investment Option, for which the underlying investment is a common/collective trust.
On July 2, 2015, Kraft Foods Group, Inc. merged with and into a wholly owned subsidiary of Heinz, which was then renamed The Kraft Heinz Company. Plan participants who were invested in the KFG Stock Investment Option received, immediately prior to the merger, a special cash dividend of $16.50 for each share of Kraft Foods Group, Inc. stock (“KFG Stock”) held in the participant’s Plan account and received, upon the merger, one share of Kraft Heinz Stock for each share of KFG Stock held in the participant’s Plan account. The special cash dividend was invested based on the participant’s investment elections in the Plan. The KFG Stock Investment Option was renamed the Kraft Heinz Stock Investment Option.
The Mondelēz Stock Investment Option, the PMI Stock Investment Option and the Kraft Heinz Stock Investment Option (individually and collectively, the “Non-Altria Stock Investment Option”) are “closed” to further investments so that participants are not permitted to purchase shares of Mondelēz Stock, PMI Stock and Kraft Heinz Stock (individually and collectively, “Non-Altria Stock”) in the Plan or to perform an exchange into a Non-Altria Stock Investment Option from any other investment option.
Employee Stock Ownership Plan
The employee stock ownership plan (“ESOP”) portion of the Plan permits each participant who invests in the Altria Stock Investment Option to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Altria Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional shares of Altria Stock. Altria Stock dividends paid in cash directly to participants for the year ended December 31, 2015 were approximately $14

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

million. Altria Stock dividends payable in cash directly to participants as of December 31, 2015 and 2014 were each approximately $4 million.
Any cash dividends paid on Non-Altria Stock held in a Non-Altria Stock Investment Option cannot be reinvested in Non-Altria Stock, but instead will be invested according to the participant’s current investment elections. If the participant has not provided an investment election, cash dividends are invested in the Balanced Fund Investment Option. The participant does not have the right to elect to have dividends for Non-Altria Stock paid to them in cash.
Master Trusts
Certain assets of the Plan are co-invested with the assets of the Salaried Plan and the Savings Plan for Puerto Rico Employees, in a commingled investment fund known as the Altria Client Services Deferred Profit-Sharing Master Trust (“Master Trust A”) for which State Street Bank and Trust Company (“State Street”) serves as the trustee. Certain assets of the Plan are co-invested with the assets of the Salaried Plan in a commingled investment fund known as the Altria Client Services Deferred Profit-Sharing Trust for Altria Stock and Non-Altria Stock (“Master Trust B”) for which Fidelity Management Trust Company serves as the trustee.
Master Trust A and Master Trust B are hereinafter collectively referred to as the “Master Trusts”.
Withdrawals and Distributions
Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.
Participants may receive a distribution upon termination of employment, including retirement, in a lump sum, partial distributions, or installments.
Notes Receivable from Participants
Participants are permitted to borrow from their Plan accounts in accordance with the loan provisions and applicable interest rate as outlined in the Plan. Interest on participant loans is fixed for the term of the loan. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of one-half of a participant’s account balance at the time of the loan request or $50,000, less the participant’s highest outstanding loan balance during the twelve-month period preceding the loan request. Loan repayment periods are up to twenty-five years depending on the type of loan.

2.	Summary of Significant Accounting Policies
Basis of Presentation
The financial statements are prepared using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, in the financial statements and related disclosures. Actual results could differ from those estimates.
New Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965). Under Part I of the ASU, fully benefit-responsive investment contracts are to be measured, presented and disclosed at contract value. Part II of the ASU simplifies certain disclosure requirements for plan investments. Part III of the ASU is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015; however, early adoption is permitted. The amendments must be applied retrospectively to all periods presented. Adoption of this ASU for the 2016 plan year is not expected to have a material impact on the Plan’s financial statements and related disclosures.
In May 2015, the FASB issued ASU No. 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent) that removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. The ASU is effective for fiscal years

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beginning after December 15, 2015; however, early adoption is permitted. The amendments must be applied retrospectively to all periods presented. Adoption of this ASU for the 2016 plan year is not expected to have a material impact on the Plan’s financial statements and related disclosures.
Risks and Uncertainties
The Plan offers diversified investment options in investment securities, other than the Common Stock Investment Options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. The financial markets, both domestically and internationally, can experience significant volatility on a daily basis that affects the valuation of investments. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur and that such changes could materially affect participant account balances and the amounts reported in the financial statements. Substantially all of the assets of Master Trust B are invested in Common Stocks, each of which could be subject to significant market fluctuations.
Valuation of Investment in Master Trusts
The Plan’s investment in the Master Trusts and share of investment activities is based upon the total of the participants’ Plan accounts.
Valuation of the Master Trusts’ Investments and Income Recognition
The Master Trusts’ investment assets are reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 – Fair Value Measurements for a detailed discussion of fair value measurements.
Investment transactions are accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis. In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.
The Statements of Net Assets Available for Benefits present the fair value of the investment in Master Trust A, as well as the adjustment of the investment from fair value to contract value relating to investment contracts, which have fully benefit-responsive features. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Withdrawals and Distributions
Withdrawals and distributions are recorded when paid.

Expenses
Investment management fees, fund manager administrative fees, brokerage commissions (excluding those for the Common Stocks held in Master Trust B) and other investment related expenses are part of the total operating expenses of an investment option, and are charged against the net asset value of the specific investment option and reduce investment return.
Plan administrative fees such as trustee fees, participant recordkeeping, communications, investment advisory, audit and certain legal fees are paid by the Master Trusts and charged directly to participant accounts.
Individual participant transaction fees (including fees associated with the trading of Common Stocks) and short-term redemption fees for sales of an investment option within a specified period of time after purchase are paid by the Master Trusts and are charged solely to the accounts of the participant who initiated the transaction.

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NOTES TO FINANCIAL STATEMENTS

3.	Master Trust A Investments
At December 31, 2015 and 2014, the Plan’s interest in the net assets of Master Trust A was approximately 17% and 18%, respectively. The Plan’s interest in Master Trust A represents over 5% of the Plan’s net assets at December 31, 2015 and 2014.
At December 31, 2015 and 2014, the net assets of Master Trust A were as follows (in thousands of dollars):

	2015	2014
Investments at fair value:
Common/collective trusts	$1,246,549	$1,308,733
Investment contracts	822,636	902,972
Registered investment companies	315,312	292,295
Government securities	151,500	158,295
Other	23,114	17,177
Total investments	2,559,111	2,679,472

Receivables:
Interest and dividend income	3,530	2,989
Pending securities sold	3,003	4,417
Transfer from Master Trust B (1)	15,624	—

Liabilities:
Securities purchased	(15,437)	(29,536)

Net assets at fair value	2,565,831	2,657,342

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,839)	(27,102)

Net assets	$2,551,992	$2,630,240

(1) The Fidelity Retirement Money Market Portfolio, also known as the Conduit Fund, was eliminated effective December 31, 2015. Participant balances in this fund at December 31, 2015 were automatically transferred into the Balanced Fund Investment Option.

Master Trust A investment activities for the year ended December 31, 2015 were as follows (in thousands of dollars):

Interest and dividends	$31,192
Net depreciation in common/collective trusts	(5,631)
Net depreciation in registered investment companies	(8,836)
Net appreciation in government securities	75
Investment income, net	$16,800
As discussed in Note 2 – Summary of Significant Accounting Policies – Valuation of Investment in Master Trusts, allocations of the investment activities are based on participant Plan account balances.
Investment contracts held in the Interest Income Fund Investment Option (a stable value investment option) may consist of traditional and/or synthetic guaranteed investment contracts (“GIC” or “GICs”) as determined by the investment manager for the Interest Income Fund.
A traditional GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party, which are backed by assets owned by the third party. The interest rates for traditional GICs are either agreed

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to in advance with the issuer or vary based on agreed formulas, but cannot be less than zero. Master Trust A had no traditional GICs as of December 31, 2015 or 2014.
A synthetic GIC provides for the preservation of principal at a specified rate of interest over a specified period of time through fully benefit-responsive wrapper contracts issued by a third party, which are backed by underlying assets owned by Master Trust A. The wrapper contract provider guarantees, except in the case of the occurrence of certain events discussed below, that participant withdrawals are made at contract or book value.
The portfolio of assets, overall of investment grade quality, underlying the synthetic GICs includes fixed income securities such as mortgages, corporate bonds, and United States Treasury securities. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate, which is the rate earned by participants in the Interest Income Fund. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the underlying asset portfolio covered by the investment contract. The crediting rates for the synthetic GICs are calculated on a quarterly basis (or more frequently, if necessary) using the contract value, and the fair market value, yield and duration of the underlying securities, but cannot be less than zero. The contract value of the synthetic GICs was approximately $800 million and $854 million at December 31, 2015 and 2014, respectively.
The relationship of future crediting rates and the adjustment to contract value reported on the Statements of Net Assets Available for Benefits is provided through the mechanism of the crediting rate formula, as discussed above. Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, or the initiation of an extended termination (immunization) of one or more synthetic GIC contracts by the investment manager or the contract issuer.
The average yields for synthetic GICs were as follows:

	2015	2014
Average yield earned	1.93%	1.15%
Average yield earned adjusted to reflect actual interest credited to Interest Income Fund participants	2.16%	2.04%
There are certain events not initiated by Plan participants that could limit the ability of the Plan to transact at contract value with the issuer. Specific coverage provided by each synthetic GIC may be different for each issuer, and can be found in the individual synthetic GIC contracts held by the Plan. Examples of such events include: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decrease employee or employer contributions such as the establishment of a competing plan by the Plan sponsor, the introduction of a competing investment option, or other plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from a stable value option; or events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.
The Plan Fiduciaries do not believe that the occurrence of any such event that would limit the Plan’s ability to transact at contract value with participants is probable.
Contract issuers are not allowed to terminate any of the above synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract that is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees, or any other payment due under the contract; or failure to adhere to investment guidelines.

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4.	Master Trust B Investments
At December 31, 2015 and 2014, the Plan’s interest in the net assets of Master Trust B was approximately 30%. The Plan’s interest in Master Trust B represents over 5% of the Plan’s net assets at December 31, 2015 and 2014.
At December 31, 2015 and 2014, the net assets of Master Trust B were as follows (in thousands of dollars):

	2015	2014
Investments at fair value:
Common stocks:
Altria Stock	$1,913,458	$1,615,001
PMI Stock	573,947	616,585
Mondelēz Stock	94,537	87,942
Kraft Heinz Stock (1)	51,734	50,630
Cash and cash equivalents	19	15,434
Total investments	2,633,695	2,385,592

Receivable - dividend income	18,451	18,276

Net assets	$2,652,146	$2,403,868
Master Trust B investment activities for the year ended December 31, 2015 were as follows (in thousands of dollars):

Dividends on common stocks:
Altria Stock	$72,459
PMI Stock	27,934
Mondelēz Stock	1,367
Kraft Heinz Stock (1)	1,679
Net appreciation in common stocks:
Altria Stock	294,218
PMI Stock	44,783
Mondelēz Stock	19,359
Kraft Heinz Stock (1)	20,963
Investment income	$482,762

(1) See discussion of the merger of Kraft Foods Group, Inc. and Heinz in Note 1 - Description of the Plan - Investment Options.

5.	Fair Value Measurements
FASB authoritative guidance provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

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NOTES TO FINANCIAL STATEMENTS

Following is a description of the valuation methodologies used for investments measured at fair value.
Level 3 holdings and transactions were immaterial to the total Master Trusts’ investment assets at December 31, 2015 and 2014.
Common/Collective Trusts
Common/collective trusts consist of pools of investments used by institutional investors to obtain exposure to equity and fixed income markets. Master Trust A common/collective trust investments include equity index funds and a balanced fund, consisting of a mix of equities and fixed income securities, that are intended to mirror indices such as the Standard & Poor’s 500 Index, Russell Small Cap Completeness Index, Morgan Stanley Capital International (“MSCI”) All Countries World ex US Index, MSCI Europe, Australasia, and the Far East Index, and Barclays US Aggregate Bond Index. They are valued on the basis of the relative interest of each participating investor in the fair value of the underlying assets of each of the respective common/collective trusts. The underlying assets are valued based on the NAV, which is provided by the investment account manager as a practical expedient to estimate fair value. There are no restrictions on redemptions of these investments.
Investment Contracts
The underlying fixed income assets of the synthetic GICs are valued at a price that is based on a compilation of primarily observable market information, such as broker quotes. Matrix pricing, yield curves and indices are used when broker quotes are not available. These assets are classified in Level 2. Wrapper contracts are valued based on the replacement cost of the contract and are classified in Level 3.
Registered Investment Companies
Investments in registered investment companies are valued at the closing NAV publicly reported on the last business day of the year.
Government Securities
Government securities consist of investments in U.S. Treasury securities. Government securities are valued at a price that is based on a compilation of primarily observable market information, such as broker quotes. Matrix pricing, yield curves and indices are used when broker quotes are not available.
Common Stocks
Common stocks are valued based on the price of the security as listed on an open active exchange on last trade date.

Cash & Cash Equivalents
Cash and cash equivalents are valued at cost that approximates fair value.
The methods described above are not necessarily indicative of net realizable value or reflective of future fair values, nor is categorization of a security in any particular valuation level necessarily an indication of the risk associated with an investment in that security. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

 The fair values of the Master Trusts’ investment assets by asset category as of December 31, 2015 were as follows (in thousands of dollars):

Master Trust A	Level 1	Level 2	Level 3	Totals
Common/collective trusts:
U.S. equity index	$—	$860,968	$—	$860,968
International equity index		140,164		140,164
Balanced fund		245,417		245,417
Investment contracts:
U.S. Treasuries and inflation protected securities		297,420		297,420
Other		525,216		525,216
Registered investment companies:
Equity	228,400			228,400
Other	86,912			86,912
Government securities - U.S. Treasuries		151,500		151,500
Other		23,114		23,114

Sub-total Master Trust A	315,312	2,243,799	—	2,559,111

Master Trust B
Common stocks:
Altria Stock	1,913,458			1,913,458
PMI Stock	573,947			573,947
Mondelēz Stock	94,537			94,537
Kraft Heinz Stock	51,734			51,734
Cash and cash equivalents	19			19

Sub-total Master Trust B	2,633,695	—	—	2,633,695

Total investment assets at fair value	$2,949,007	$2,243,799	$—	$5,192,806

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

The fair values of the Master Trusts’ investment assets by asset category as of December 31, 2014 were as follows (in thousands of dollars):

Master Trust A	Level 1	Level 2	Level 3	Totals
Common/collective trusts:
U.S. equity index	$—	$928,176	$—	$928,176
International equity index		154,290		154,290
Balanced fund		226,267		226,267
Investment contracts:
U.S Treasuries and inflation protected securities		374,128		374,128
Other		528,563	281	528,844
Registered investment companies:
Equity	207,877			207,877
Other	84,418			84,418
Government securities - U.S. Treasuries		158,295		158,295
Other		17,177		17,177

Sub-total Master Trust A	292,295	2,386,896	281	2,679,472

Master Trust B
Common stocks:
Altria Stock	1,615,001			1,615,001
PMI Stock	616,585			616,585
Mondelēz Stock	87,942			87,942
Kraft Heinz Stock	50,630			50,630
Cash and cash equivalents	15,434			15,434

Sub-total Master Trust B	2,385,592	—	—	2,385,592

Total investment assets at fair value	$2,677,887	$2,386,896	$281	$5,065,064

6.	Related Party Transactions
Master Trust B includes participant investments in Altria Stock. During the years ended 2015 and 2014, Master Trust B participant purchases of Altria Stock were approximately $533 million and $567 million, respectively, and participant sales of Altria Stock were approximately $528 million and $602 million, respectively. Master Trust A investments include common/collective trusts managed by SSgA, an affiliate of State Street. State Street is a trustee as defined by the Plan. The investment balance in these common/collective trusts was approximately $487 million and $475 million as of December 31, 2015 and 2014, respectively. These investments and transactions in these investments do not constitute prohibited transactions under ERISA.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

7.	Plan Termination
The Board of Directors of Altria Group, Inc. (the “Board”) has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making the company contribution and/or company match contributions to the Plan or to terminate the Plan. The Board has delegated to the Corporate Employee Benefit Committee of Altria Group, Inc. and the Administrator the right to amend the Plan, provided that the first year cost of such amendment does not exceed specified dollar limits. Each other Participating Company has the right to terminate its participation in the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

8.	Tax Status
By letter dated September 23, 2013, the Internal Revenue Service (“IRS”) has determined that the Plan constitutes a qualified plan under Section 401(a) of the Code and the related Master Trusts are, therefore, exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended since the receipt of the determination letter; however, the Administrator believes the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. On January 29, 2016, Altria Client Services LLC, the Plan sponsor, filed with the IRS for a determination that the Plan, as amended to January 1, 2016, continues to qualify under Section 401(a) of the Code and the related Master Trusts continue to be exempt from tax under Section 501(a) of the Code.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

9.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2015 and 2014 (in thousands of dollars):

	2015	2014
Net assets available for benefits per the financial statements	$1,273,479	$1,252,891
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,941	8,166
Net assets available for benefits per the Form 5500	$1,277,420	$1,261,057
The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2015 (in thousands of dollars):

2015
Change in net assets available for benefits per the financial statements	$20,588
Adjustment for the net change in contract value of fully benefit-responsive investment contracts	(4,225)
Change in net assets available for benefits per the Form 5500	$16,363

Deferred Profit-Sharing Plan for Hourly Employees
Schedule H – Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Altria Client Services Deferred Profit-Sharing Master Trust	Master Trust	n/a	$444,232,864

*	Altria Client Services Deferred Profit-Sharing Trust for Altria Stock and Non-Altria Stock	Master Trust	n/a	$791,856,180

*	Notes receivable from participants	Interest rates range from 3.25% to 9.00% Maturity dates through 2040	n/a	$19,888,382
* indicates party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Vice President, Compensation, Benefits and HR Services of Altria Client Services LLC, having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES

By	/s/ SCOTT D. SCOFIELD
Scott D. Scofield, Vice President, Compensation, Benefits and HR Services, Altria Client Services LLC
Date: June 9, 2016